Ex 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As independent registered public accountants, we consent to the incorporation by reference in the Registration Statement (No. 333-156614) on Form S-8 of our report dated June 26, 2013 relating to the statements of net assets available for benefits of the First Horizon National Corporation Savings Plan as of December 31, 2012 and 2011, the related statement of changes in net assets available for benefits for the year ended December 31, 2012, and the related supplemental schedule as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K of the First Horizon National Corporation Savings Plan.

/s/ Mayer Hoffman McCann P.C.

Memphis, Tennessee
June 26, 2013